UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPENDSMART NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

84832P102
(CUSIP Number of Common Stock Underlying Warrants)

Alex Minicucci
Chief Executive Officer
SpendSmart Networks, Inc.
805 AeroVista Pl, Suite 205,
San Luis Obispo, California 93401
Phone: (877) 541- 8398
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$6,490,409	$885

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 21,634,695 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014 (the “2014 Warrants”), (ii) outstanding warrants to purchase an aggregate of  1,711,106 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012 (the “2012 Warrants”); (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011 (the “2011 Warrants”); and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010  (the “2010 Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $.30 per share of common stock, which represents the average of the high and low sales price of the common stock on October 27, 2014.

(2)	Calculated by multiplying the transaction value by 0.0001364.

X
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $855	Filing Party: SpendSmart Networks, Inc.
Form or Registration Number: 005-59515	Date Filed: December 4, 2015

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

□	going private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2015 (the “Schedule TO”) and as previously amended by Amendment No. 1 to the Original Schedule TO filed with the SEC on December 21, 2015 and previously amended by Amendment No. 2 to the Original Schedule TO filed with the SEC on January 21, 2016, relating to an offer by SpendSmart Networks, Inc. (the “Company”) to amend warrants to purchase an aggregate of 21,634,695 shares of common stock including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014; (ii) outstanding warrants to purchase an aggregate of 1,711,106 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012, as well as warrants issued to the placement agent in connection with such financings; (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011, as well as warrants issued to the placement agent in connection with such; and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 16, 2010, upon the terms set forth in the Offer to Amend and Exercise Warrants dated December 4, 2015 and as amended and supplemented by Amendment No. 1 and Amendment No. 2.

        This is the final amendment to the Schedule TO and is being filed to report the results of the Offer to Amend and Exercise. The following information is filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 3, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 3.

        Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 3 amends and supplements only the items of the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 4.  TERMS OF TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

        The Offer to Amend and Exercise expired at 5:00 p.m. Eastern Time on February 5, 2016. Pursuant to the Offer to Amend and Exercise, an aggregate of 16,172,144 Original Warrants were tendered by their holders and were amended and exercised in connection herewith for an aggregate exercise price of approximately $2,425,822 following the amendment and exercise of the 16,172,144 Original Warrants, the Company has 38,271,281 shares of common stock issued and outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPENDSMART NETWORKS, INC.
By:	/s/ Alex Minicucci
Name:	Alex Minicucci
Title:	Chief Executive Officer

Date: February 9, 2016